April 3, 2025

Daniel Boehle
Chief Financial Officer
TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana CA 92707

       Re: TTM Technologies, Inc.
           Form 10-K for the year ended December 30, 2024
           File No. 0-32185
Dear Daniel Boehle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing